Mail Stop 3628

September 28, 2009

Via U.S. Mail

Ms. Joyce P. Haag
General Counsel and Senior Vice President
Eastman Kodak Company
343 State Street
Rochester, New York 14650

      Re: **Eastman Kodak Company**
               Schedule TO-I
               Filed on September 18, 2009
               File No. 005-57473

Dear Ms. Haag:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the financing condition remains unsatisfied with respect to the KKR transaction. Please confirm your understanding that at least five business days must remain in the offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Release No. 34-24296 (April 3, 1987). Because financing for the offer is a condition to the offer, actually obtaining financing is a

material change to the offer and investors should have adequate time to consider the information and make an investment decision once financing is finalized.

2.   We note that the source of funds will be proceeds from debt financing transactions made on or about the time of the offer. Please revise to state the specific sources of funds. Refer to Item 1007(a) of Regulation M-A. Please also revise to include all of the information required by Item 1007(b) and (d) of Regulation M-A.

3.   The offer does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure. In view of the fact that financial information required by Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(c)(1)-(3) of Regulation M-A. This revised disclosure must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Purpose of the Offer, page 4

4.   You state that the purpose of the offer is to extend the maturity of your outstanding debt; however, the maturity of the 3.375% Convertible Senior Notes is not being amended and the new notes being issued in the concurrent financings appear to have shorter maturities than the 3.375% Convertible Senior Notes. Please advise, or revise your disclosure.

Payment for Notes, page 12

5.   We note that payment will be made in "federal or other immediately available funds." Please revise to clarify what you mean by federal funds.

Exhibit (a)(1)(iv) - Letter to Clients

6.   We refer to the last sentence in the second bold paragraph on the last page of this document, which indicates that security holders are to specify the price at which they wish to tender. Please advise.

* * * * *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: <u>Via facsimile: (202) 530-9589</u>
Brian Lane, Esq.
Gibson, Dunn & Crutcher LLP